FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  February 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC Full-Year and Q4 Results 2015

On Thursday, 4 February 2016, AstraZeneca PLC will release its full-year and Q4 2015 results at 07:00 GMT.

A presentation will take place at 12:00 GMT (07:00 EST, 13:00 CET) and will be accessible via two routes:

Audio webcast

The slides will be available to download via http://www.astrazeneca.com/investors prior to the start of the presentation.

Teleconference

UK (freephone):              0800 376 922
US (toll-free):                   1 866 966 1396
Sweden (freephone):      0207 92102
International:                   +44 20 7192 8000

Conference ID:     22241252

Details of the teleconference and webcast replay facilities are available via http://www.astrazeneca.com/investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 February 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary